Exhibit 99.1

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

BELLUS Health Announces Exercise of Over-Allotment Option in Connection with Underwritten Public Offering of Common Shares

LAVAL, Quebec, September 17, 2019 – BELLUS Health Inc. (“BELLUS Health” or the “Company”) (Nasdaq: BLU; TSX: BLU), a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders, today announced that the underwriters of its previously announced underwritten public offering (the “Offering”) of common shares have partially exercised their option to purchase additional common shares, resulting in the issuance of an additional 1,320,296 common shares of the Company at a price of US$7.10 per common share for additional gross proceeds to the Company of approximately US$9.37 million. As a result of the exercise of this option, the Company has raised total gross proceeds of approximately US$79.37 million from the Offering, before deducting the underwriting commissions and any expenses related to the Offering.

The Company intends to use the net proceeds of the Offering primarily to fund research and development activities, general and administrative expenses, working capital needs and other general corporate purposes, as set out in the Supplement (as defined below).

Jefferies, Cowen and Guggenheim Securities acted as joint book-running managers, Baird acted as lead manager, and Bloom Burton Securities acted as co-manager for the Offering.

The Offering was made in Canada pursuant to a prospectus supplement (the “Supplement”) to the Company’s short form base shelf prospectus dated July 26, 2019 (the “Base Prospectus”) and in the United States pursuant to a registration statement on Form F-10, which went effective with the U.S. Securities and Exchange Commission (the “SEC”) on September 5, 2019 (the “Registration Statement”), containing the Supplement and Base Prospectus filed with the SEC in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

The Supplement and the accompanying Base Prospectus contain important detailed information about the Offering. The Supplement and the accompanying Base Prospectus can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.bellushealth.com. Copies of the Supplement and accompanying Base Prospectus may also be obtained from the Company, by telephone at 450-680-4500 or by email at info@bellushealth.com, or you may request them from: Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, by telephone at 877-821-7388 or by email at prospectus_department@jefferies.com; Cowen and Company, LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Prospectus Department, by telephone at 631-592-5973 or by email at PostSaleManualRequests@broadridge.com; or Guggenheim Securities, LLC, Attention: Equity Syndicate Department, 330 Madison, 8th Floor, New York, NY 10017, by telephone at 212-518-9658 or by email at GSEquityProspectusDelivery@guggenheimpartners.com.

No regulatory authority has either approved or disapproved the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

About BELLUS Health

BELLUS Health is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders. The Company’s product candidate, BLU-5937, is being developed for the treatment of chronic cough and chronic pruritus.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release may constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements, based as they are on the current expectations of management, inherently involve numerous important risks, uncertainties and assumptions, known and unknown. In this news release, such forward-looking statements include, but are not limited to, the anticipated use of proceeds from the Offering. However, they should not be regarded as a representation that any of the plans will be achieved. Actual future events may differ from the anticipated events expressed in such forward-looking statements. BELLUS Health believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These forward-looking statements speak only as of the date made, and BELLUS Health is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future event, circumstances or otherwise, unless required by applicable securities laws.

FOR MORE INFORMATION, PLEASE CONTACT:

François Desjardins

Vice President, Finance

450-680-4525

fdesjardins@bellushealth.com

SOURCE: BELLUS Health Inc.